Filed pursuant to Rule 425 Relating to Registration Statement on Form S-4 (333-159610) of REITPlus, Inc. regarding the proposed merger between AmREIT and REITPlus.

8 Greenway Plaza

Suite 1000

Houston, Texas 77046

Toll-free: 800.888.4400

Fax: 713.850.0498

November 4, 2009

Dear _________:

You should have recently received proxy materials from us regarding our proposed merger between AmREIT and REITPlus. As of today, we have not received your voted proxy, and your vote is very important to us. The success of this proposed merger requires the favorable vote of a majority of our shareholders. Our Special Meeting is quickly approaching and we need your vote today.

As we have outlined in the proxy material, we believe the proposed merger will, among other things:

•

Simplify AmREIT’s capital structure, making the combined company more attractive to lenders, institutional investors and securities analysts, as well as helping us to better weather the deep recession in which our nation finds itself;

•

Provide for a more sustainable earnings and liquidity model that would better enable the combined company to pay a stable dividend and decrease the likelihood of liquidity issues and dividend cuts in the future (although no assurances can be given); and

•	Facilitate the raising of additional equity and debt to fund the growth anticipated in phase three of Vision 2010 as well as improved opportunities for liquidity.

If you have any questions regarding the proxy materials or the proposed merger, please feel free to call me directly at 713-860-4924. There are three easy ways you can vote your proxy:

•	By phone by calling 1-866-540-5755. This is a quick, easy and immediate way to vote your proxy. All you need is the 11-digit control number located in the upper right hand section of the proxy card;
•

By internet by accessing www.proxyvoting.com/amreit. This too is a quick, easy and immediate way to vote your proxy. All you will need is access to the internet and the 11-digit control number located in the upper right hand section of the enclosed proxy card; or

•	By mail. You can mark, sign and date the enclosed proxy card and return it in the postage-paid envelope provided.

Please be advised that not voting or abstaining is the equivalent to a “No” vote. Your Board of Trustees recommends you vote “Yes” for the proposed merger.

Thank you for your investment and thank you for your time in voting your proxy.

Sincerely,

Chad Braun

Chief Financial Officer